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                                                              EXHIBIT (a)(5)(ix)

                                                        SILVER TRIANGLE BUILDING
                                         25505 WEST TWELVE MILE ROAD, SUITE 3000
                                                       SOUTHFIELD, MI 48034-8339
                                                                  (248) 353-2700
                                                            CREDITACCEPTANCE.COM

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE

                                                           DATE: OCTOBER 3, 2006

                                             INVESTOR RELATIONS: DOUGLAS W. BUSK
                                                                       TREASURER
                                                        (248) 353-2700 EXT. 4432
                                                         IR@CREDITACCEPTANCE.COM

                                                                    NASDAQ: CACC

                     CREDIT ACCEPTANCE CORPORATION ANNOUNCES
                              FINAL RESULTS OF ITS
                       MODIFIED DUTCH AUCTION TENDER OFFER


         SOUTHFIELD, MICHIGAN -- OCTOBER 3, 2006 -- CREDIT ACCEPTANCE CORPORATION (NASDAQ: CACC) (the "Company") announced the final results of its modified Dutch auction tender offer, which expired at 5:00 p.m. Eastern Standard Time, on September 26, 2006. Credit Acceptance commenced the tender offer on August 28, 2006, to purchase up to 3,500,000 shares of its common stock at a price between $28.00 and $31.50 per share, net to the seller in cash, without interest. Based on the final count by Computershare Trust Company of New York, the depositary for the tender offer, 20,552,028 shares of common stock were properly tendered and not withdrawn at prices between $28.00 and $31.50 per share. The final count of shares properly tendered is less than the amount communicated in the Company's preliminary announcement on September 27, 2006 by 24,584 shares due to failed deliveries of guaranteed delivery shares.
Because more than the maximum 3,500,000 shares were tendered, the Company purchased only a prorated portion of the shares tendered by each tendering shareholder, other than odd lot shareholders, as described in the Company's Offer to Purchase. The proration factor used by the Company in purchasing tendered shares was 17.0%. Credit Acceptance has purchased 3,500,000 tendered shares of its common stock at a price of $31.50 per share, at a total cost of approximately $110.3 million, which includes 3,313,629 shares owned by Donald Foss, the Company's Chairman of the Board. The Company financed the purchase of its securities in the tender offer by borrowing under its $135.0 million revolving credit facility and $325.0 million revolving warehouse facility.

As a result of the completion of the tender offer, Credit Acceptance has approximately 30.1 million shares of common stock outstanding. Georgeson Shareholder Communications, Inc. was the information agent for the offer.

DESCRIPTION OF CREDIT ACCEPTANCE CORPORATION

Since 1972, Credit Acceptance has provided auto loans to consumers, regardless of their credit history. Our product is offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our product, but who actually end up qualifying for traditional financing.

Without our product, consumers may be unable to purchase a vehicle or they may purchase an unreliable one, or they may not have the opportunity to improve their credit standing. As we report to the three national credit reporting agencies, a significant number of our customers improve their lives by improving their credit score and move on to more traditional sources of financing. Credit Acceptance is publicly traded on the NASDAQ under the symbol CACC. For more information, visit creditacceptance.com.


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